July 27, 2009

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington D.C. 20549

Attn:  Melissa Hauber, Senior Staff Accountant

Re:	Kratos Defense & Securities Solutions, Inc.
Form 10-K for Fiscal Year Ended December 28, 2008
Filed March 10, 2009
Form 10-Q for Fiscal Quarter Ended March 29, 2009
File No. 0-27231

Dear Ladies and Gentlemen:

     On behalf of Kratos Defense & Security Solutions (the “Company” or “Kratos”), we are providing this letter in response to the comments raised in the letter dated July 13, 2009 (the “ Comment Letter ”) from the staff (the “ Staff ”) of the Securities and Exchange Commission to Ms. Deanna H. Lund, Chief Financial Officer of the Company. Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, the Staff comment, as set forth in the Comment Letter, is reprinted in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response from the Company.

Form 10-K for Fiscal Year Ended December 28, 2008

Note 2.  Goodwill and Other Intangible Assets, page 92

1.	Tell us how you have defined your reporting units, under SFAS 142 and related guidance.

In order to define our reporting units, we took into consideration paragraphs 30 through 36 of SFAS 142 as well as paragraphs 10 through 24 of SFAS 131.

In accordance with paragraph 30 of FASB Statement No. 142, Goodwill and Intangible Assets, we assess goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component.  We assess whether any components of our segments constitute a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component. Once we have determined the components of the operating segment we review the economic characteristics of the components to determine whether these components should be aggregated and deemed a single reporting unit.

Our analysis also takes into consideration the relevant provisions, paragraphs 10 – 24 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (FASB 131) in determining our reporting units. In particular, pursuant to the guidance of paragraph 17 of FASB 131, we aggregate components within an operating segment that have similar economic characteristics and if the segments are similar in each of the following areas:

a. The nature of the products and services
b. The nature of the production processes
c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Based on the guidance in paragraph 30 of SFAS 142 and paragraphs 10 – 24 of SFAS 131, we determined our reporting units are the same as our operating segments which are Public Safety and Security and Government Solutions.

We will provide the following disclosure in our future filings:

We assess goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. We determine our reporting units by fist identifying our operating segments, and then assess whether any components of these segments constitute a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component. We aggregate components within an operating segment that have similar economic characteristics.  For our December 28, 2008 annual impairment assessment and our interim test as of February 28, 2009, we identified our reporting units to be our operating segments which are Government Solutions and Public Safety and Security.

Note 5. Acquisitions. page 99

Digital Fusion, Inc.

2.
Tell us and disclose, in future filings, a description of the type and amount of liabilities assumed and included in the acquisition cost allocation for costs to exit activities or to involuntarily terminate or relocate employees of DFI.

As of December 28, 2008 the cost allocation for DFI did not include any liabilities for costs to exit activities or to involuntarily terminate or relocate employees.  Subsequent to the initial cost allocation presented in the Form 10-K for the year ended December 28, 2008, the Company has determined that no such costs would be incurred. As a result, no subsequent liabilities for these expenses have been accrued and the Company believes no disclosure is required.

Form 10-Q for Fiscal Quarter Ended March 29, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

3.
We note that you took significant goodwill impairment charges in the fourth quarter of fiscal 2008 and the first quarter of 2009. You state at page 44 of the Form 10-K that you believe the charge does not effect your normal business operations. In addition, you state at page 36 of the Form 10-Q that the most recent charge is primarily driven by adverse equity market conditions. We believe that you should expand your MD&A to discuss your expectations regarding your future operating results and liquidity in light of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

We will provide the following disclosure in our future filings:

The impairment charge is primarily driven by adverse equity market conditions that caused a decrease in current market multiples and our average stock price as of February 28, 2009, compared with the impairment test performed as of December 28, 2008.   In our analysis, we use the income approach and validate its reasonableness by considering our market capitalization based upon an average of our stock price for a period prior to and subsequent to the date we perform our analysis. The average market price of our stock as of February 28, 2009 was $0.78 which equates to a 39% drop in our average stock price and corresponding market capitalization from December 28, 2008 which had an average stock price of $1.29. We reconcile the fair value of our reporting units which is calculated using the income approach to our market capitalization. As a result of this reconciliation, it was noted that investors were requiring a higher rate of return, and therefore, our discount factor which is based upon an estimated market participant weighted average cost of capital (WACC) increased 300 basis points from 14% in our year end impairment test in 2008 as compared to 17% in our 2009 first quarter interim impairment test. This change was the key factor contributing to the $41.3 million goodwill impairment charge that we recorded in the first quarter of 2009.

Our forecasts of growth rates and operating margins had not changed as of February 28, 2009 as compared to the forecasts which were used as of December 28, 2008. Our historical growth rates and operating results are not indicative of our future growth rates and operating results as a consequence of our transformation of the Company from a commercial wireless service provider to a U.S. government defense contractor. The decline in revenues on a pro forma basis after considering recent acquisitions, which was expected by us, is primarily due to the impact of the conversion of our work as a prime contractor under certain legacy small business awards to that of a subcontractor. This change resulted in an award of an overall smaller portion of the entire project as the contracts were recompeted and the original term of the small business contracts were completed. The conversion of work as a prime to a subcontractor related to legacy small business contracts awarded to acquired companies is not uncommon in the government defense contractor industry for companies that have been acquisitive. Our projected growth rates take into consideration this anticipated impact on small business awards. Our contracts are long term in nature and are supported by significant backlog. Because our contracts are of a long term nature, a majority of our receivables are with agencies within the U. S. government or we are a subcontractor to a customer whose receivables are with the agencies within the U.S. government, we are not subject to significant short term changes in operating cash flow.  Moreover, because of the nature of our current business we do not have significant capital expenditure requirements.  Additionally, our contract base is highly diversified and the loss of any one contract would not impact revenues by more than 3%. In addition, we did not assume a recovery of the global or national economy in our cash flow projections in either analysis.

4.
We note that goodwill accounted for 43% of total assets as of March 29, 2009. We note that revenues have declined (on a pro forma basis after considering recent acquisitions) and you continue to report operating losses. As a result of your impairment tests of your reporting units as of December 28, 2008 and February 28, 2009, you determined that a portion of your goodwill balance was not impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.
•
Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting unites in your impairment analysis. For example, you should disclose the discount rate and how it was determined, including your consideration of any market risk premiums. In this regard, it is unclear to us why your determination of the weighted average cost of capital, as described at page 59 of your Form 10-K, does not consider data of market participants, as represented by comparable companies.

In addition, we believe your disclosure should address your estimates of future cash flows as follows:
a)	Provide a discussion of your projected growth rates as compared to historical growth.
b)	Discuss reasons for the differences between projected and historical rates and the effect of the current economic conditions on your assumptions.
c)	Provide a sensitivity analysis for your most recent impairment test. Disclose the impact of reasonable likely changes in each of your significant assumptions.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

As discussed above in our response to question 3, the key assumption that changed in our impairment test as of February 28, 2009 as compared to our last annual impairment test was an increase in the discount rate of 3%, from 14% in our annual impairment test to 17% in our impairment test as of February 28, 2009. We will disclose the change in this assumption in our MD&A as discussed above.

We will provide the following disclosure in our critical accounting policies in our future filings:

We perform impairment tests for goodwill as of the last day of our fiscal year, or when evidence of potential impairment exists. When it is determined that impairment has occurred, a charge to operations is recorded.  In order to test for potential impairment, we use the income approach, specifically the discounted cash flow (DCF) method, to derive the fair value of each of our reporting units and in order to validate the reasonableness of the income approach, we consider the market approach, which estimates the fair value of our reporting units based upon comparable market prices to validate the reasonableness of the implied multiples from the income approach. We also consider our market capitalization based upon an average of our stock price prior to and subsequent to the date we perform our analysis and reconcile the fair value of our reporting units to our market capitalization assuming a control premium.

In applying the income approach to our impairment test for goodwill, we make assumptions about the amount and timing of future expected cash flows, terminal growth rates, appropriate discount rates, and the control premium a controlling shareholder could be expected to pay:

•
The timing of future cash flows within our DCF analysis is based on our most recent forecasts and other estimates. Our historical growth rates and operating results are not indicative of our projected growth rates and operating results as a consequence of our acquisitions and divestitures and the transformation of the Company from a commercial wireless service provider to a U.S. government defense contractor.  The decline in revenues on a pro forma basis after considering recent acquisitions, which was expected by us, is primarily due to the impact of the conversion of our work as a prime contractor under certain legacy small business awards to that of a subcontractor. This change resulted in an award of an overall smaller portion of the entire project as the contracts were recompeted and the original term of the small business contracts were completed. The conversion of work as a prime to a subcontractor related to legacy small business contracts awarded to the acquired companies is not uncommon in the government defense contractor industry for companies that have been acquisitive. Our projected growth rates take into consideration this anticipated impact on small business awards.

The current economic conditions have negatively impacted our Public Safety and Security reporting unit’s projected growth rates and cash flows as customers have delayed or cancelled capital expenditures related to the systems we provide. However, this reporting unit has no goodwill, it is significantly smaller than our Government Solutions segment (for the quarter ended March 28, 2009, it generated 11.3% of our total consolidated revenues) and our goodwill impairment analysis is not materially affected by changes in the expected cash flows for this reporting unit. Current economic conditions have currently not significantly impacted our estimates of cash flows in our Government Solutions reporting unit which primarily provides services to the federal government and primarily the DOD. Our contracts are long term in nature and are supported by significant backlog. Because our contracts are of a long term nature, a majority of our receivables are with agencies within the U. S. government or we are a subcontractor to a customer whose receivables are with the agencies within the U.S. government, we are not subject to significant short term changes in operating cash flow.  As a result of our current business model, we do not have significant capital expenditure requirements.  Additionally, our contract base is highly diversified and the loss of any one contract would not impact annual revenues by more than 3%.

•
The terminal growth rate is used to calculate the value of cash flows beyond the last projected period in our DCF analysis and reflects our best estimates for stable, perpetual growth of our reporting units.

•
We use estimates of market participant weighted average cost of capital (WACC) as a basis for determining the discount rates to apply to our reporting units’ future expected cash flows.  The significant assumptions within our WACC are: (a) equity risk premium, (b) beta, (c) size premium adjustments, (d) cost of debt, and (e) capital structure assumptions. In addition, we use a company specific risk adjustment which is a subjective adjustment that, by its very nature does not include market related data, but instead examines the prospects of the reporting unit relative to the broader industry to determine if there are specific factors which may make it more “risky” relative to the industry.

•
We use an estimated control premium in reconciling the aggregate value of our reporting units to our market capitalization. As discussed in Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (SFAS 142), control premiums may effectively cause a company’s aggregate fair value of its reporting unit(s) to exceed its current market capitalization due to the ability of a controlling shareholder to benefit from synergies and other intangible assets that arise from such control. As a result, the measurement of fair value of an entity with a collection of assets and liabilities that operate together to produce cash flows is different from the fair value measurement of that entity’s individual securities, hence, the reason a control premium is paid.

To test the sensitivity of our results to other outcomes that were reasonably likely to occur, we sensitized our forecasts for changes to revenue growth rates and operating margins, discount rates and long-term growth rates. None of these sensitized forecasts resulted in different conclusions with respect to goodwill impairment.

Our methodology for evaluating goodwill and intangibles for impairment is consistent with the methodology we have used in prior periods.

As a result of the assumptions used in our analyses, several factors could result in impairment of our $110.2 million goodwill and $29.3 million long-lived intangibles in future periods, including but not limited to:

•
a decline in our stock price and resulting market capitalization, if we determine the decline is sustained and is indicative of a reduction in the fair value below the carrying value of our government solutions reporting unit;

•	decreases in available government funding, including budgetary constraints affecting federal government spending generally, or specific departments or agencies;
•	changes in federal government programs or requirements, including the increased use of small business providers; and
•	our failure to reach our internal forecasts could impact our ability to achieve our forecasted levels of cash flows and reduce the estimated discounted value of our reporting units.

It is not possible at this time to determine if an impairment charge would result from these factors, or, if it does, whether such charge would be material.

*           *           *           *

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (858) 812-7322.

Regards,

/s/ Deanna H. Lund
Deanna H. Lund
Executive Vice President, Chief Financial Officer

cc:           Donald Williams, Grant Thornton
Scott M. Stanton, Morrison & Foerster